UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MagnaChip Semiconductor Corporation

Name of Issuer

Common Stock, par value $0.01

(Title of Class of Securities)

55933J203

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ _ ] Rule 13d-1(b)

[ _ ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1			NAMES OF REPORTING PERSONS:

Southpaw Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,341,320

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,341,320

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,341,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12	TYPE OF REPORTING PERSON:

PN

1			NAMES OF REPORTING PERSONS:

Southpaw Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,341,320

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,341,320

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,341,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12	TYPE OF REPORTING PERSON:

OO

1			NAMES OF REPORTING PERSONS:

Southpaw Credit Opportunity Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,272,649

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,272,649

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,272,649

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12	TYPE OF REPORTING PERSON:

PN

1			NAMES OF REPORTING PERSONS:

Kevin Wyman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,341,320

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,341,320

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,341,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12	TYPE OF REPORTING PERSON:

IN

1			NAMES OF REPORTING PERSONS:

Howard Golden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [__]
(b) [__]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	2,341,320

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	2,341,320

9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,341,320

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:		[__]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12	TYPE OF REPORTING PERSON:

IN

ITEM 1(a)	NAME OF ISSUER:

MagnaChip Semiconductor Corporation (the “Issuer”)

ITEM 1(b)	ADDRESS OF ISSUER’S PRINICIPAL EXECUTIVE OFFICES:

c/o MagnaChip Semiconductor S.A. 74, rue de Merl, B.P. 709 L-2146 Luxembourg R.C.S. Luxembourg B97483

ITEM 2(a)	NAME OF PERSON FILING:

This statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Southpaw Asset Management LP (“Southpaw Management”)

(ii) Southpaw Credit Opportunity Master Fund L.P.

(iii) Southpaw Holdings LLC (“Southpaw Holdings”)

(iv) Kevin Wyman

(v) Howard Golden

This statement relates to securities held for the account of (i) Southpaw Credit Opportunity Master Fund L.P., a Cayman Islands limited partnership (the “Fund”), which owns 2,272,649  shares of par value $0.01 common stock of the Issuer (“Common Stock”), (ii) a separate managed account managed by Southpaw Management (the “Managed Account 1”), which owns 12,041 shares of Common Stock, and (iii) another separate managed account managed by Southpaw Management (the “Managed Account 2”; and together with the Managed Account 1, the “Managed Accounts”), which owns 56,630 shares of Common Stock.  Southpaw Management is the investment manager of the Fund and the Managed Accounts, and, in such capacities, may be deemed to beneficially own the Common Stock reported herein which are deemed beneficially owned by the Fund and the Managed Accounts.  Southpaw Holdings serves as the general partner of Southpaw Management, and, in such capacity, may be deemed to beneficially own the Common Stock reported herein which may be deemed beneficially owned by Southpaw Management.  Mr. Wyman and Mr. Golden are principals of Southpaw Holdings and managers of Southpaw Management, and, in such capacities, may be deemed to beneficially own the Common Stock reported herein which may be deemed beneficially owned by Southpaw Management.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2 Greenwich Office Park Greenwich, CT 06831

ITEM 2(c)	CITIZENSHIP:

(i) Southpaw Asset Management LP is a limited partnership organized under the laws of Delaware.

(ii) Southpaw Credit Opportunity Master Fund L.P. is a limited partnership organized under the laws of the Cayman Islands.

(iii) Southpaw Holdings LLC is a limited liability company organized under the laws of Delaware.

(iv) Kevin Wyman is an individual having citizenship in the United States.

(v) Howard Golden is an individual having citizenship in the United States.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock

ITEM 2(e)	CUSIP NUMBER: 55933J203

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS:

Not applicable.

ITEM 4	OWNERSHIP:

As of December 31, 2011, the Fund owns 2,272,649 shares of Common Stock; Managed Account 1 owns 12,041 shares of Common Stock; and Managed Account 2 owns 56,630 shares of Common Stock.  Southpaw Management is the investment manager of the Fund and the Managed Accounts, and, in such capacities, may be deemed to beneficially own the Common Stock reported herein which are deemed beneficially owned by the Fund and the Managed Accounts.  Southpaw Holdings serves as the general partner of Southpaw Management, and, in such capacity, may be deemed to beneficially own the Common Stock reported herein which may be deemed beneficially owned by Southpaw Management.  Mr. Wyman and Mr. Golden are principals of Southpaw Holdings and managers of Southpaw Management, and, in such capacities, may be deemed to beneficially own the Common Stock reported herein which may be deemed beneficially owned by Southpaw Management.

Note that references to percentage ownerships of Common Stock in this Schedule 13G are based upon the 39,363,517 shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 filed on November 4, 2011.

(i) For Southpaw Asset Management LP:

(a) Amount beneficially owned: 2,341,320

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,341,320

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,341,320

(ii) For Southpaw Holdings LLC:

(a) Amount beneficially owned: 2,341,320

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,341,320

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,341,320

(iii) For Southpaw Credit Opportunity Master Fund L.P.:

(a) Amount beneficially owned: 2,272,649

(b) Percent of class: 5.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,272,649

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,272,649

(iv) For Kevin Wyman:

(a) Amount beneficially owned: 2,341,320

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,341,320

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,341,320

(v) For Howard Golden:

(a) Amount beneficially owned: 2,341,320

(b) Percent of class: 5.9%

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,341,320

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 2,341,320

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2012

Southpaw Credit Opportunity Master Fund L.P.

By: Southpaw GP LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Asset Management LP

By: Southpaw Holdings LLC,
its general partner

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

Southpaw Holdings, LLC

By: /s/ Kevin Wyman
Name: Kevin Wyman
Title: Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden

EXHIBIT INDEX

Exhibit Number	Exhibit

1.	Joint Filing Agreement, dated January 23, 2012, by and among the Reporting Persons.